Asia Pacific Resources Announces Signing of Memorandum of Understanding in China.

(Toronto Canada, November 13, 2003) Asia Pacific Resources Ltd. announced today that its subsidiary company, Asia Pacific Potash Corporation (APPC), has signed a Memorandum of Understanding (MOU) with Beijing, China, based China State-Owned Enterprise Investment Company (CSEIC).

The MOU was signed by Wang Gang, the Chairman of the Board of CSEIC and Khun Plengsakdi Prakaspesat, the Chairman of APPC. The two companies will work together to develop APPC’s Udon Thani potash deposit in Thailand; in particular through securing long-term offtake commitments for the supply of high quality potash to the agricultural markets of China, Thailand and across Asia, and through arranging financing of approximately US$300 million. This is the estimated capital cost for the first stage of the proposed 2.0 million tonne per annum Udon South mine.

The MOU signing, which took place today in Shanghai, China, was chaired by Khun Korn Dabbaransi, President of the Thai-Chinese Friendship Association and former Deputy Prime Minister of Thailand, and was attended by officials from the Chinese and Thai Governments and representatives from various Chinese financial institutions and companies.

CSEIC will establish a consortium of Chinese partners, with capabilities in the areas of investment, financing, technical support and sales and marketing. APPC and CSEIC will work together to finalize all aspects of the arrangements between them in the coming months.

CSEIC, a company under the auspices of the central government of the People’s Republic of China, operates in the following business areas: project finance, investment management, asset trust management, corporate finance, mergers and acquisitions, financing intermediary services, and related consulting services. CSEIC, through stated-owned asset allocation, equity ownership purchases, direct investment, indirect delegation and other channels, possesses multiple majority-owned companies and owns minority stakes in multiple other companies. These companies operate in diversified industries, including mining, product processing and construction materials.

CSEIC recognizes that China is deficient in potash, a key natural resource for agriculture. China currently imports in excess of five million tonnes of potash per annum, and demand is growing significantly.

"We are particularly pleased to be able to announce the signing of this Memorandum of Understanding with CSEIC. This is a significant vote of confidence in the Udon Thani project and will give the company access to the important agricultural markets in China," said John Bovard, President and Chief Executive Officer of Asia Pacific Resources Ltd.

"China has expertise and capabilities in the financing of mining developments and in the marketing of potash. The project provides a valuable resource to meet the significant growth in demand in China. CSEIC will take the lead among the Chinese investors and partners to participate in APPC’s potash project,” said Wang Gang.

John Bovard added that Asia Pacific Resources is still in discussion with other potential investors and strategic partners who could bring value to the project.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources’ current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

For further information, contact:
Forbes West at 416-203-2200 or 1-888-655-5532.
forbes@sherbournegroup.ca
www.apq-potash.com